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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
              SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
           SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)





                             PROXIMA CORPORATION
                          (Name of Subject Company)

                             PROXIMA CORPORATION
                      (Name of Person Filing Statement)

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                   COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)


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                                  744287103
                    (CUSIP Number of Class of Securities)

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                                KENNETH E. OLSON
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                             CHIEF EXECUTIVE OFFICER
                               PROXIMA CORPORATION
                             9440 CARROLL PARK DRIVE
                           SAN DIEGO, CALIFORNIA 92121
                                 (619) 457-5500
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on behalf of the person filing this Statement)

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                                   Copies to:
                             STEVE L. CAMAHORT, ESQ.
                         BROBECK, PHLEGER & HARRISON LLP
                         SPEAR STREET TOWER, ONE MARKET
                      SAN FRANCISCO, CALIFORNIA 94105-1000
                                 (415) 442-0900
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      This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on March 13, 1998 (the "Schedule 14D-9"), by Proxima Corporation, a Delaware corporation (the "Company"), relating to the tender offer made by BD Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of ASK asa, a Norwegian corporation ("Parent"), as set forth in a Tender Offer Statement on Schedule 14D-1, dated March 13, 1998 (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $11.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 8, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

      On March 25, 1998, Parent and Purchaser were notified that they have been granted early termination of the waiting period under the HSR Act applicable to the Offer.


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                                    SIGNATURE


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    PROXIMA CORPORATION

Dated:  March 26, 1998              By: /s/ Kenneth E. Olson
                                        --------------------
                                    Chairman of the Board,
                                    President and Chief Executive Officer